Giggles N’ Hugs, Inc.

December 2, 2010

Jennifer Thompson

United States
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

RE:  Giggles N’ Hugs, Inc.

Item 4.01 Form 8-K
Filed November 10, 2010
File No. 000-53948

Dear Ms. Thompson,

This correspondence is in response to your letter dated November 16, 2010 in reference to our filing of the Item 4.01 Form 8-K filed November 10, 2010.

Item 4.01 Form 8-K Filed November 10, 2010

1.	Our records show your file number as 000-53948 rather than 333-138944 that appears on the cover page. Please revise to include the correct file number.

Response: We have revised the filing to include the correct file number on the cover page of the Form 8-K.

2.
Please disclose whether the decision to dismiss Seale & Beers, CPAs was recommended or approved by any audit or similar committee or the board of directors, if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Response: We revised the disclosure in the first paragraph to disclose that the decision to dismiss Seale & Beers, CPAs was approved by the board of directors.

3.
Please revise the third paragraph to disclose, if true, that there were no consultations with De Joya Griffith & Company, LLC, as opposed to Seal & Beers, CPAs, regarding the matters set forth in paragraph (a)(2) of Item of Regulation S-K.

Response: We revised the third paragraph to disclose that there were no consultations with De Joya Griffith & Company, LLC regarding the matters set forth in paragraph (a)(2) of Item Regulation R-K.

In connection with the response to your comments, Giggles N’ Hugs, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 702-879-8565 or our counsel at 619-704-1310.

Sincerely,

/S/ Tracie Hadama
Tracie Hadama, President

Cc:           Donald J. Stoecklein, Esq.
Stoecklein Law Group